March 23, 2007
Mr. Gary Todd
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Anixter International Inc. Form 10-K as of December 29, 2006 Filed February 23, 2007 File No. 001-10212
Attached are the responses to your letter dated March 6, 2007. Please note that we did receive an extension on March 7, 2007 to file this document past the original deadline.
In the attached document the SEC comments are in bold type and our management response is directly below each comment.
If you have any questions please call me at 224-521-8601. You can also contact the individuals below.

Todd Heeter	Director of Financial Reporting	224-521-8568
Terry Faber*	Controller	224-521-8715
*Available after April 1, 2007
Sincerely,
/s/ Dennis J. Letham

Dennis J. Letham
Senior Vice President — Finance
Chief Financial Officer
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Form 10-K as of December 29, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
Acquisition of Businesses, page 12
1.	You disclose here and in financial statement Note 6 that the amounts allocated to intangible assets in the acquisition of IMS were based on a “third-party valuation.” Please revise future filings, beginning with your next Form 10-Q, to name the third party expert. In addition, if you incorporate this Form 10-K into any registration statement you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.
Management’s Response
The reference to the third party valuation for the IMS acquisition was originally included in the document to provide insight as to why purchase accounting was not finalized. The reference was not made because the work of the third party valuation firm was material to the Company’s financial statements. However, when the Company finalized the purchase accounting, the reference to the third party valuation firm was not removed. This was an oversight and not because we intended to indicate that the valuation was significant to the Company. We will remove reference (and inferred reliance) to this valuation and other finalized valuations in the future filings. We will also remove reference to the third party valuation in other sections of the document.
We do plan to incorporate this Form 10-K into a future registration statement.
However, we note that the valuation was only one of the data sources used in valuing the intangibles assets and that management made the final determination of such value. We further note that the reference to the valuation by itself does not constitute a quotation or summary such that a consent would be required under the Securities Act or the rules under the Act. Lastly, we note that the financial statements in which the reference appears have been expertised by our independent public accounting firm and their consent to incorporation of their report in a new registration statement will be filed when such a registration statement is filed.
Results of Operations, page 17
2.	We see that your discussions include disclosure of non-GAAP financial measures, such as operating income adjusted for various items. While we understand that it is important to identify, quantify and discuss unusual and infrequent items included in the results of operations, if you present any non-GAAP financial measures your disclosure should also present all relevant quantitative and qualitative disclosures from Item 10(e)(1)(i) to Regulation S-K. Please appropriately expand future filings.

Management’s Response
The Company does present certain non-GAAP financial measures because we believe that this information enables the reader to better understand the Company’s normal operating trends. We believe that we already present most of the relevant quantitative and qualitative disclosures from Item 10(e)(1)(i) to Regulation S-X.
We believe the only item missing from our historical disclosures are the requirements to state the reason why management believes that the presentation of the non-GAAP financial measure provides useful information to investors as required by Item 10(e)(1)(i)(C) and the purposes that management uses the non-GAAP financial measures as required by Item 10(e)(1)(i)(D).
In future filings we will state that:
The Company believes this information is useful to investors in order to provide a better understanding of the organic growth trends of the Company on a comparable basis. Management does not use this non-GAAP financial measure for any additional purpose other than the reason stated above.
3.	We see that results of operations for 2004 include “net favorable adjustments to cost of sales of $10.2 million, arising primarily from the reduction in risks associated with the value of certain inventories.” Please tell us what you mean by this disclosure and explain the underlying facts and circumstances. Your response should explain the specific nature of the adjustments and describe the basis in GAAP for the accounting applied.
Management’s Response
Background Information
In the fourth quarter of 2004, the Company entered into a revised contract with a third party. Under the terms of the new contract all matters under the prior contract were explicitly agreed as being settled. The Company had accrued the inventory transactions associated with the prior contract at contract prices and, using the guidelines of SFAS 5, maintained the inventory accrual for the differences between the contract prices and the values processed by the third party. With the change in the contract status, the Company reversed the $13.4 million inventory accrual since the product had already been sold. This adjustment was recorded as a reduction to cost of sales.
On a separate matter, the Company recorded to cost of sales a $3.2 million write-down of its prepaid sales & use tax balance when it was determined that a portion of the balance was not required after a detailed review of the account was completed during the fourth quarter of 2004. Therefore, the net adjustment of $10.2 million was recorded as a reduction to cost of sales.
Following is the current disclosure in the Form 10-K and our proposed disclosure.
Current Disclosure
For the year ended December 31, 2004, operating income includes net favorable adjustments to cost of sales of $10.2 million ($0.16 per diluted share) arising primarily from the reduction in risks associated with the value of certain inventories.
Proposed Disclosure
For the year ended December 31, 2004, operating income includes net favorable adjustments to cost of sales of $10.2 million ($0.16 per diluted share) arising primarily from a revised agreement with a third party that eliminated the Company’s potential liability under an old contract.
Future Filings
The revised disclosure above will be included in Item 6 Selected Financial Data in Form – 10K for 2007 and 2008. There will be no impact to MD&A or in the footnotes because the income statement for 2004 will no longer appear in the financial statements.
4.	As a related matter, disclosure about material transactions included in earnings should be reasonably transparent. If applicable, in future filings please provide a more understandable explanation of the nature of and reasons for the significant inventory adjustment in 2004.
Management’s Response
In future filings, the Company will ensure disclosures about material transactions included in earnings are reasonably transparent.
Item 8. Financial Statements, page 29
Note 6, Acquisitions of Businesses, page 43
5.	In future filings please provide a numerical roll-forward of goodwill for each period for which a balance sheet is presented. Refer to paragraph 45(c) to SFAS 142.

Management’s Response
In future filings, the Company will provide a numerical roll-forward of goodwill for each period for which a balance sheet is presented.
Note 8, Debt, page 45
Convertible Notes, page 46
6.	Please tell us about and expand future filings to describe the “certain conditions” under which the zero coupon notes are convertible. Please also tell us and disclose what you mean by the reference to “conversion value” and clarify how the conversion rate would be determined.
Management’s Response
In future filings, we will disclose the following information in the Company’s Debt footnote.
Holders of the Convertible Notes due 2033 may convert each of them into 15.067 shares of the Company’s common stock, in any fiscal quarter based on the following conditions:
Conversion Based on Common Stock Price
Holders may surrender these securities for conversion if the sale price of the Company’s common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. The accreted conversion price per share as of any day will equal the initial principal amount of this security plus the accrued issue discount to that day, divided by the conversion rate on that day.
The conversion trigger price per share of the Company’s common stock is equal to the accreted conversion price per share of common stock multiplied by 120%. The conversion trigger price for the fiscal quarter beginning July 1, 2033 is $79.64. The foregoing calculation of the conversion trigger price assumes that no future events will occur that would require an adjustment to the conversion rate.
Conversion Based on Credit Rating Downgrade
Holders may also surrender these securities for conversion at any time when the rating assigned to these securities by Moody’s is B3 or lower, Standard & Poor’s is B+ or lower or Fitch is B+ or lower, the securities are no longer rated by either Moody’s or Standard & Poor’s, or the credit rating assigned to the securities has been suspended or withdrawn by either Moody’s or Standard & Poor’s.

Conversion Based upon Notice of Redemption
A holder may surrender for conversion a security called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time.
Conversion Based upon Occurrence of Certain Corporate Transactions
If the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of the Company’s assets, a security may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction.
The securities will also be convertible in the event of distributions described in the third, fourth or fifth bullet points below with respect to anti-dilution adjustments, which in the case of the fourth or fifth bullet point have a per share value equal to more than 15% of the sale price of the Company’s common stock.
The “conversion rate” is 15.067 shares of the Company’s common stock, subject to certain customary anti-dilution adjustments. These adjustments consists of adjustments for:
•	stock dividends and distributions,

•	subdivisions, combinations and reclassifications of the Company’s common stock,

•	the distribution to all holders of the Company’s common stock of certain rights to purchase stock, expiring within 60 days, at less than the current sale price,

•	the distribution to holders of the Company’s common stock of certain stock, debt or other assets, and

•	certain cash dividends.
The “conversion value” of the Convertible Notes due 2033 is equal to the conversion rate multiplied by the average sales price of the Company’s common stock for the five consecutive trading days immediately following the conversion.
7.	Please tell us how you evaluated the conversion feature of the convertible notes in concluding that the feature is not an embedded derivative requiring bifurcation and separate accounting under SFAS 133. Please explain how you considered the requirements of SFAS 133, EITF 00-19 and related literature in reaching your conclusion.
Management’s Response
We reviewed the major terms and conditions of the notes as well as the requirements of SFAS 133, EITF 00-19 and related literature. We evaluated the conversion feature of the convertible notes in concluding that the feature is not an embedded derivative requiring bifurcation and separate accounting under SFAS 133. The following represents our evaluation and conclusions:
Background
The conversion of the Convertible Notes due 2033 will be settled in cash up to the accreted principal amount. If the conversion value (as described in our response to Question 6) exceeds the accreted principal amount of the convertible note at the time of conversion, the amount in excess of the accreted value will be settled in stock. We concluded the conversion feature is both (1) indexed to its own stock because it meets the requirements of EITF 01-06 and (2) classified in stockholders’ equity in the statement of financial position because it meets the requirements of EITF 00-19. Therefore, the conversion feature is not within the scope of SFAS 133 according to paragraph 11(a) and is not required to be bifurcated and separately accounted for as a derivative instrument. Further, the Company determined that SFAS 150 only applies to freestanding derivatives. The conversion option is an embedded derivative and not freestanding; therefore, not within the scope of SFAS 150.
Since the conversion option meets the definition of a derivative under SFAS 133, the Company was required to determine if it falls under the exception of paragraph 11(a), which requires further analysis under EITF 01-06, The Meaning of “Indexed to a Company’s Own Stock,” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”
Based on the Company’s analysis, the conversion feature of this convertible debt should be classified as equity in accordance with EITF 00-19. Given that the conversion feature is indexed to the company’s stock (under EITF 01-6, because settlement value is based solely on changes in the issuing company’s stock price, the conversion option is “Indexed to a Company’s Own Stock”) and the redemption provisions provide for a net share settlement, the conversion option qualifies for the paragraph 11(a) scope exception of SFAS 133 and would not be considered a freestanding derivative. Therefore, this embedded feature failed paragraph 12(c) of SFAS 133 and does not need to be separated from the debt host and accounted for separately.
Analysis
In accordance with the guidance established in paragraph 12 of SFAS 133, contracts that do not in their entirety meet the definition of a derivative instrument, such as bonds, insurance policies, or leases, may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a-c) of SFAS 133 if all of the following criteria are met:

a.	The conversion feature is not clearly and closely related to the debt host component.

The conversion feature is not clearly and closely related to the debt host component as, per SFAS 133 Appendix A paragraph 61(k), the conversion feature is indexed to the value of the Company’s stock (equity) while the host is a debt host.

b.	The convertible debt instrument is not accounted for at fair value.

The convertible debt instrument is not accounted for at fair value. The debt that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur.

c.	The embedded conversion option meets the definition of a derivative in paragraph 6-11 SFAS 133.

The embedded conversion option evaluated as a freestanding instrument would NOT be a derivative instrument pursuant to paragraphs 6-11, due specifically to its satisfaction of paragraph 11(a) of SFAS 133. The scope exception under paragraph 11(a) of SFAS 133 specifies that, if the embedded conversion option is indexed to the reporting entity’s own stock (and would be classified in stockholders’ equity if it were a freestanding derivative), the conversion option would be excluded from the scope of SFAS 133. Thus, the conversion option need not be separated from the debt host and accounted for separately. To determine whether the conversion feature is indexed to the Company’s own stock it must be analyzed under EITF 01-06, and to determine whether it could be classified as equity it must be analyzed under EITF 00-19.
EITF 01-06 and 00-19 Provisions to Consider
Indexed to the Company’s stock: EITF 01-06 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market (other than the market for the issuer’s stock) or an observable index (other than those calculated or measured solely by reference to the issuer’s own operations) and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.
The convertible notes are solely indexed to changes in the Company’s stock and any contingencies related to conversion and redemption provisions provide for a net share settlement. Each of the contingencies related to conversion is based solely on the market for the Company’s stock or measured solely with reference to the Company’s operations. Accordingly, we concluded that the embedded conversion option is indexed solely to the Company’s stock as provided under EITF 01-06.

Classified as stockholders’ equity: To assess whether or not the conversion option should be classified as stockholders’ equity, if it were freestanding, we considered the guidance of paragraph 4 of EITF 00-19. This guidance clarifies that the requirements of evaluating (under paragraphs 12-32) whether an embedded derivative indexed to a Company’s own stock would be classified in stockholders’ equity, if freestanding, is not applicable if the hybrid contract is a conventional convertible debt instrument.
As clarified by paragraph 4 of EITF 03-07, the features of an “Instrument C” type security (as described by EITF 90-19) are sufficiently different from conventional convertible debt. Therefore, paragraphs 12-32 of EITF 00-19 should be applied in determining whether the conversion feature meets the criteria for classification as stockholders’ equity.
Further, in assessing whether or not the conversion option would be classified as equity or a liability, if it were freestanding, we evaluated, among other guidance, EITF 05-02, to determine whether or not the convertible debt is considered “conventional.” Paragraphs 7-8 of EITF 05-02 clarifies that only instruments that provided the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying EITF 00-19. Accordingly, the features of an Instrument C-type security (as described in EITF 90-19) do not satisfy this condition since upon settlement, the holder may realize the value of the conversion option in a combination of cash and stock.
We concluded that the Convertible Notes are not conventional. Therefore, we analyzed the conversion option under all of the provisions of EITF 00-19, including paragraphs 12-32. If the conversion spread feature did not meet the provisions contained in paragraphs 12-32 of Issue 00-19, it is within the scope of Statement 133 and should be bifurcated and accounted for as a derivative instrument. As any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash), all of the requirements of paragraphs 12 through 32 of EITF 00-19 are to be considered in order to determine if the embedded derivative should be classified as a component of stockholders’ equity. The following table summarizes the Company’s analysis of the eight conditions of paragraphs 12- through 32 of EITF 00-19 as applied in the Convertible Notes:

EITF 00-19 Requirements	Company Analysis

1. The contract permits the company to settle in unregistered shares.	The Convertible Notes may be settled in unregistered shares. Therefore, the requirement that share delivery be within the control of the Company is met and we would not be precluded from equity classification.

2. The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require issuance of stock during the maximum period the derivative contract could remain outstanding.
Anixter would not be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle the conversion of the LYONs 2033 issuance; therefore; share settlement is controlled by the company. At issuance, the Company has 100,000,000 shares authorized. As compared to the total amount of potentially dilutive shares at issuance, the Company has over 50 million shares of authorized and unissued shares to satisfy the maximum number of shares that could be issued upon conversion (approximately 5.1 million shares at issuance).

3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	At issuance, the maximum number of shares that satisfy the conversion is approximately 5.1 million shares.

4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There is no such requirement.

5. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
The LYONs 2033 issuance does not include top-off or make-whole provisions discussed in EITF 00-19.

6. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There is no such requirement.

7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

8. There is no requirement in the contract to post collateral at any point or for any reason.	There is no collateral requirement.
Based on the Company’s analysis, all of the conditions of paragraphs 12-32 of EITF 00-19 were met and the conversion feature of this convertible debt would be classified as equity if freestanding. Given that the conversion feature is indexed to the company’s stock (under EITF 01-6, because settlement value is based solely on changes in the issuing company’s stock price, the conversion option is “Indexed to a Company’s Own Stock”) and the redemption provisions provide for a net share settlement, the conversion option qualified for the paragraph 11(a) scope exception of SFAS 133 and was not considered a freestanding derivative. Therefore, this embedded feature failed paragraph 12(c) of SFAS 133 and did not need to be separated from the debt host and accounted for separately.
In summary, the conversion feature is both (1) indexed to its own stock because it meets the provision of EITF 01-06 and (2) classified in stockholders’ equity in the statement of financial position because it meets the provisions of EITF 00-19. Therefore, the conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.
Note 16, Subsequent Events, page 63
8.	Please tell us how you will be accounting for the convertible notes and related purchased call option and sold warrant. Explain how your accounting is appropriate under the requirements of SFAS 133, EITF 00-19 and related literature. Please also address the conversion premium.
Management’s Response
The Company reviewed the major terms and conditions of the Purchased Call Option and Warrant as well as the requirements of SFAS 133, EITF 00-19 and related literature.

Purchased Call Option
The convertible notes are convertible into the equivalent of 15.753 shares (conversion rate at issuance) of the Company’s common stock, which at issuance equaled a 15% premium above the Company’s stock price, if our stock price reaches a specified threshold. Upon conversion, the Company is required to deliver an amount of cash equal to the principal amount and a number of common stock shares with a value equal to the amount by which the conversion value (see response to question 9 for definition) exceeds the principal amount at the time of the conversion. At issuance of the convertible notes, the Company purchased a call option from Merrill Lynch that gives us the right to buy shares of the Company’s common stock from Merrill Lynch via a net-settlement when holders of the convertible notes convert their notes.
As any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash), all of the requirements of paragraphs 12 through 32 of EITF 00-19 are to be considered in order to determine if the derivative should be classified as a component of stockholders’ equity. The following table summarizes the Company’s analysis of the eight conditions of paragraphs 12- through 32 of EITF 00-19 as applied in the Purchased Call:

EITF 00-19 Requirements	Company Analysis

1. The contract permits the company to settle in unregistered shares.	The Purchased Call does not require the Company to deliver shares. Therefore, we would not be precluded from equity classification.

2. The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require issuance of stock during the maximum period the derivative contract could remain outstanding.
The Company will never be required to deliver shares under the purchased call; therefore, equity classification would not be precluded.

3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The Company will never be required to deliver shares under the purchased call; therefore, equity classification would not be precluded.

4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There is no such requirement.

5. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
The purchased call does not include top-off or make-whole provisions discussed in EITF 00-19.

6. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There is no such requirement.

7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

8. There is no requirement in the contract to post collateral at any point or for any reason.	There is no collateral requirement.
Based on satisfaction of all criteria under paragraphs 12 – 32 of EITF 00-19 and that it is indexed solely to our common stock EITF 01-6, we have concluded that the Purchased Call option should be accounted for as an equity contract and not subject to the mark to market provisions of SFAS 133. As an equity contract, the purchase price paid by us to Merrill Lynch reduced additional paid in capital, net of tax. Under SFAS 128, the net shares to which we are entitled to receive would be anti-dilutive and may not therefore be taken into account in assessing Diluted EPS.

EITF D-72 describes circumstances where contracts may be settled in stock or cash. Generally, contracts that require net cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. The staff clarified that the provisions of paragraph 29 of Statement 128 require that for contracts that provide the company with a choice of settlement methods, the company shall assume that the contract will be settled in shares. That presumption may be overcome if past experience or a stated policy provides a reasonable basis to believe that it is probable that the contract will be paid partially or wholly in cash. With respect to the conversion spread where the company has the option to settle in cash, shares or a combination of both, it is the Company’s intent to settle in stock. Therefore, our EPS accounting will include the conversion spread in our diluted EPS calculation.
Warrant
The following table summarizes the Company’s analysis of the eight conditions of paragraphs 12- through 32 of EITF 00-19 as applied in the Warrant:

EITF 00-19 Requirements	Company Analysis

1. The contract permits the company to settle in unregistered shares.	The Company is permitted to deliver and settle in cash or net shares at the option of the Company. Settlement in unregistered shares is permitted. The default method for settlement is net physical. Although the warrant contemplates a discount for delivery of unregistered shares, such discount would be reasonable under paragraph 16 in that it reflects the actual difference in value between registered and unregistered shares. Accordingly, we would not be precluded from equity classification.

2. The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require issuance of stock during the maximum period the derivative contract could remain outstanding.
Anixter would not be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle the Warrant; therefore; share settlement is controlled by the company. At issuance, the Company has 100,000,000 shares authorized. As compared to the total amount of potentially dilutive shares outstanding at issuance, the Company has over 50 million shares of authorized and unissued shares to satisfy the maximum number of shares that could be issued to settle the contract (approximately 8.4 million shares at issuance).

3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The Warrant contract contains an explicit cap on the maximum number of shares; therefore, equity classification would not be precluded.

4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There is no such requirement.

5. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
The Warrant may require “true-ups” in the event we have unregistered shares. However, the Company has the right to “true-up” in cash or shares, at its option. Also, the share “true-up” is subject to the cap discussed above. The method to determine the true up is “objectively determinable” and therefore, per paragraph 15 of EITF 00-19, equity classification is not precluded.

6. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There is no such requirement.

7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

8. There is no requirement in the contract to post collateral at any point or for any reason.	There is no collateral requirement.

Based on satisfaction of all criteria under paragraphs 12 – 32 of EITF 00-19 and that it is indexed solely to our common stock under EITF 01-6, we have concluded that the Warrant should be accounted for as an equity contract and not subject to the mark to market provisions of SFAS 133. As an equity contract, proceeds received by us from Merrill Lynch increased additional paid in capital. We have the right to elect net physical or net cash settlement of the Warrant. Under SFAS 128, the net shares, which we would have to issue on exercise, must be accounted for under the Treasury Stock method. That is, the net number of shares we would be required to deliver under the Warrant (if the Warrant had been exercised during the relevant accounting period) would be reflected as outstanding for Diluted EPS presentation.
9.	As a related matter, in future filings please make more specific disclosure about the terms and conditions and conversion and about circumstances where the conversion price is subject to adjustment. Please also address registration obligations, including liquidated damages provisions.
Management’s Response
In future filings, we will disclose the following information in the Company’s Debt footnote. We may make revisions to the description of the registration rights after the registration statement described therein is filed and becomes effective.
Holders of the Convertible Notes due 2013 may convert their notes prior to the close of business on the business day before the maturity date based on the applicable conversion rate only under the following circumstances:
Conversion Based on Common Stock Price
During any fiscal quarter beginning after March 30, 2007, and only during such fiscal quarter, if the closing price of the Company’s common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 130% of the conversion price per share (which conversion price per share is equal to $1,000 divided by the then applicable conversion rate).
Conversion Based on Trading Price of Notes
During the five business day period after any period of five consecutive trading days in which the trading price per $1,000 principal amount of notes for each trading day of that period was less than 98% of the product of the closing price of the Company’s common stock for each trading day of that period and the then applicable conversion rate.
Conversion Upon Certain Distributions
If the Company elects to:
•	distribute to all holders of the Company’s common stock any rights entitling them to purchase, for a period expiring within 45 days of distribution, common stock, or securities convertible into common stock, at less than, or having a conversion price per share less than, the closing price of the Company’s common stock; or

•	distribute to all holders of the Company’s common stock assets, cash, debt securities or rights to purchase the Company’s securities, which distribution has a per share value exceeding 15% of the closing price of such common stock, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.
Conversion Upon a Fundamental Change
Holders may surrender notes for conversion at any time beginning 15 days before the anticipated effective date of a fundamental change and until the Company makes any required purchase of the notes as a result of the fundamental change. A “fundamental change” means the occurrence of a change of control or a termination of trading of the Company’s common stock. Certain change of control events may give rise to a make whole premium.
Conversion at Maturity
Holders may surrender notes for conversion at any time beginning on January 15, 2013 and ending at close of business on the business day immediately preceding the maturity date.
The “conversion rate” is 15.753 shares of the Company’s common stock, subject to certain customary anti-dilution adjustments. These adjustments consists of adjustments for:
•	stock dividends and distributions, share splits and share combinations,

•	the issuance of any rights to all holders of the Company’s common stock to purchase shares of such stock at an issuance price of less than the closing price of such stock, exercisable within 45 days of issuance,

•	the distribution of stock, debt or other assets, to all holders of the Company’s common stock, other than distributions covered above, and

•	issuer tender offers at a premium to the closing price of the Company’s common stock.
The “conversion value” of the Convertible Notes due 2013 means the average of the daily conversion values, as defined below, for each of the 20 consecutive trading days of the conversion reference period. The “daily conversion value” means, with respect to any trading day, the product of (1) the applicable conversion rate and (2) the volume weighted average price per share of the Company’s common stock on such trading day.
The “conversion reference period” means:
•	for notes that are converted during the one month period prior to maturity date of the notes, the 20 consecutive trading days preceding and ending on the maturity date, subject to any extension due to a market disruption event: and

•	in all other instances, the 20 consecutive trading days beginning on the third trading day following the conversion date.
The “conversion date” with respect to a note means the date on which the holder of the note has complied with all the requirements under the indenture to convert such note.
Registration Rights and Liquidated Damages
The Company is party to a registration rights agreement with the initial purchasers of the notes. The Company will, at its expense, file with the SEC not later than 90 days after the date of original issuance of the notes, subject to certain conditions set forth below, a shelf registration statement covering resales by holders of all notes and the common stock issuable upon conversion of the notes. The Company will use its reasonable best efforts to:
•	cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the date of original issuance of the notes; and

•	keep the registration statement effective until the earliest of the date all notes can be freely resold under the Securities Act of 1933 and the date that is two years from the original issuance of the notes offered hereby.
The Company will be permitted to suspend the use of the prospectus that is part of the shelf registration statement if its board of directors determines to do so for valid business reasons, including circumstances relating to pending corporate developments and similar events or public filings with the SEC, for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any twelve-month period.
If:
(a)	the shelf registration statement has not been filed with the SEC within 90 days after the original issuance of the notes;

(b)	the shelf registration statement has not become effective within 180 days after the date of original issuance of the notes;

(c)	the registration statement shall cease to be effective or fail to be usable, except as permitted in the preceding paragraph, without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Securities Exchange Act that cures the failure of the registration statement to be effective or usable; or

(d)	the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph,

additional interest will accrue on the notes. Additional interest will accrue at an additional rate per year equal to:
•	0.25% of the principal amount of the notes to and including the 90th day following such registration default; and

•	0.50% of the principal amount of the notes from and after the 91st day following such registration default.
In no event will additional interest accrue after the second anniversary of the date of issuance of the notes or at a rate per year exceeding 0.50% of the issue price of the notes. The Company will have no other liabilities for monetary damages with respect to any registration default.
FASB Staff Position EITF-00-19-2, “Accounting for Registration Payment Arrangements”, advises that transferring consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS 5, “Accounting for Contingencies”. That Statement requires the accrual of loss contingencies if the loss is probable and the amount of the loss can be reasonably estimated. Accordingly, per the FSP paragraph 9, if the transfer under the registration payment arrangement is probable and can be estimated then a contingent liability should be recorded.
Given the time and cure periods negotiated by the Company under the registration rights agreement, the Company believes the potential transfer under the registration payment arrangement is not likely and certainly not probable per the definition in SFAS 5 and therefore a separate liability for the transfer has not been recorded. The Company believes that this is the appropriate accounting treatment for the registration rights.
Form 8-K dated January 30, 2007
10.	We note that you present non-GAAP measures in the form of condensed consolidated statements of operations. This format may be confusing to investors as it presents non-GAAP captions and sub-totals which have not been fully described to investors under S-K Item 10(e)(1)(i). It is not clear whether management uses each of the non-GAAP measures; and, they appear to be shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAAP measure provides useful information to investors.
•	To eliminate investor confusion, please remove the pro forma condensed consolidated statements of operations from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and qualitative disclosures.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.
Management’s Response
We will remove the pro forma condensed consolidated statements of operations from future earnings releases and instead disclose only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations and qualitative disclosures.
We will not incorporate this Form 8-K by reference into a 33 Act registration statement.

March 23, 2007
Mr. Gary Todd
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Anixter International Inc. Form 10-K as of December 29, 2006 Filed February 23, 2007 File No. 001-10212
In response to your letter dated March 6, 2007, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filing or in response to its comments on our filing.
Sincerely,
/s/ Dennis J. Letham

Dennis J. Letham
Senior Vice President – Finance
Chief Financial Officer
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